SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO
 FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 5)
Cintas Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)

172908 10 5
(CUSIP Number)
F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6469
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 4, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172908 10 5		Page 2 of 7 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott D. Farmer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,999,506 – see item 5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,999,506 – see item 5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,999,506 – see item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 172908 10 5		Page 3 of 7 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summer Hill Partners, LLLP – 27-0228576
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,376,387 – see item 5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,376,387 – see item 5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,376,387 – see item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 172908 10 5		Page 4 of 7 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summer Hill Partners II, LLC – 46-3242520
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,100,000 – see item 5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,100,000 - see item 5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100,000 – see item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 172908 10 5		Page 5 of 7 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summer Hill Partners III, LLC – 47-2215404
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,760,000 – see item 5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,760,000 - see item 5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,760,000 – see item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 5 (this "Amendment") amends and supplements the Statement on Schedule 13D (filed on or about June 11, 2009, as amended by Amendment No. 1 filed on or about May 4, 2011, Amendment No. 2 filed on or about February 8, 2013, Amendment No. 3 filed on or about August 2, 2013 and Amendment No. 4 filed on or about November 4, 2014 (the "Schedule 13D") relating to the shares of the common stock, no par value per share (the "Common Stock") of Cintas Corporation, a Washington corporation whose principal executive offices are located at 6800 Cintas Boulevard, Cincinnati, Ohio 45262-5737 (the "Issuer"), previously filed by Scott D. Farmer and Summer Hill Partners, LLLP who, along with Summer Hill Partners II, LLC and  Summer Hill Partners III, LLC are hereinafter collectively referred to as the "Reporting Persons."

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 5.  Interest in Securities of Issuer.

Item 5 is hereby amended as follows:

(a)	See Items 11 and 13 on page 2 of this Schedule 13D.
(b)	See Items 7, 9 and 11 on page 2 of this Schedule 13D.
(c)  No transactions in Cintas Stock were effected during the past 60 days except that effective August 4, 2015 Cintas Corporation granted Mr. Farmer the following awards pursuant to the Cintas Corporation 2005 Equity Compensation Plan (the "Equity Plan"): 51,742 restricted shares; 13,918 restricted stock units settlable in cash and cliff vest on July 28, 2017; and 51,133 restricted stock units settlable in shares and cliff vest on August 3, 2018. In addition, effective July 23, 2015 restrictions on 49,033  restricted shares granted to Mr. Farmer pursuant to the Equity Plan and previously reported lapsed. Of the total 49,033 shares that vested, Mr. Farmer transferred 23,570 of these shares to satisfy tax withholding.

The shares of Cintas Common Stock in 5(a) and 5(b) above include 807,859 shares held directly by Mr. Farmer and his spouse; 142,551 stock options held by Mr. Farmer which are exercisable within 60 days; 807,549 shares held indirectly by Mr. Farmer through a limited partnership and through trusts for the benefit of Mr. Farmer and members of his immediate family over which Mr. Farmer serves as trustee; 1,122 shares held in the Issuer's employee stock ownership plan; and 9,376,387 shares held by Summer Hill Partners, LLLP, 5,100,000 shares held by Summer Hill Partners II, LLC and 2,760,000 shares held by Summer Hill Partners III, LLC.  While Mr. Farmer may be deemed to have or share voting or dispositive power with respect to shares owned by Summer Hill Partners, LLLP, Summer Hill Partners II, LLC and Summer Hill Partners III, LLC, he disclaims beneficial ownership of such shares of Cintas Common Stock except to the extent of his pecuniary interest in such shares.

Page 6 of 7 Pages

******

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: August 7, 2015
/s/ Scott D. Farmer Name: SCOTT D. FARMER
SUMMER HILL PARTNERS, LLLP By: /s/ Scott D. Farmer Scott D. Farmer, on behalf of the General Partner
SUMMER HILL PARTNERS II, LLC By: /s/ Scott D. Farmer Scott D. Farmer, Manager
SUMMER HILL PARTNERS III, LLC By: /s/ Scott D. Farmer Scott D. Farmer, Manager

Page 7 of 7 Pages